Ex99.27
FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

Routemaster Capital Inc. (“Routemaster” or the “Company”)
65 Queen Street West
Suite 815 Toronto, Ontario M5H 2M5

ITEM 2 Date of Material Change:

September 11, 2020

ITEM 3 News Release:

A news release was issued by the Company on September 11, 2020 and subsequently filed on SEDAR.

ITEM 4 Summary of Material Change:

Routemaster announced that it has entered into a royalty purchase agreement (the “Purchase Agreement”) with 2776234 Ontario Inc. (the “Purchaser”) to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”).

Routemaster also announces that it has appointed Mr. Daniyal Baizak to replace Mr. Fred Leigh as Chief Executive Officer and director of Routemaster.

ITEM 5 Full Description of Material Change:

Routemaster announced that it has entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties.

As consideration for the Royalties, Routemaster received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Based on the Bank of Canada exchange rate of C$1.317 to US$1.00, Routemaster received total consideration valued at approximately C$3,000,000. The Transaction is considered an Exempt Transaction in accordance with the policies of the TSX Venture Exchange and the Purchaser is a Non Arms Length Party of Routemaster.

The Company also announced that Daniyal Baizak has been appointed President, Chief Executive Officer and a director of the Company.

Mr. Baizak replaces Fred Leigh, the former President, Chief Executive Officer and director of the Company.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Daniyal Baizak
President & Chief Executive Officer
Tel: (416) 861-1685

ITEM 9 Date of Report:

September 15, 2020

FORWARD LOOKING STATEMENTS:

This Material Change Report contains certain forward-looking statements, including statements regarding the Transaction and the appointment of Mr. Baizak. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS MATERIAL CHANGE REPORT.